

April 8, 2009

<u>**Via U.S. Mail and Fax (330-674-0380)**</u>
Mr. David C. Skinner, Sr.
Chief Executive Officer and Director
Amish Naturals, Inc.
6399 State Road 83
Holmesville, OH 44633

   Re: **Amish Naturals, Inc.**
       Form 10-K for the Fiscal Year Ended September 28, 2008
       Filed February 13, 2009
       Form 10-Q for the Fiscal Quarter Ended December 28, 2008
       Filed February 19, 2009
       File No. 000-50662

Dear Mr. Skinner:

   We have reviewed your Form 10-K for the Fiscal Year Ended September 28, 2008 and Form 10-Q for the Fiscal Quarter Ended December 28, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 28, 2008

Liquidity and Capital Resources, page 13

1.   You disclose your total liabilities of $10,290,033 are in default as of September 28, 2008 and you do not have the ability to repay these debts if demand is made. In addition, the revenues that you are realizing are not sufficient to sustain your operations. You also disclose, on page 2, that the investment bank refused to fund the company's working capital on September 8, 2008. In light of these facts, please expand your disclosure to include a detailed discussion of your cash requirements during the next twelve months, management's plan to obtain sufficient cash to support operations, and the potential liquidity issues you may encounter if your plan is not implemented successfully. We refer you to the disclosure requirements of Item 303(a) (1) of Regulation S-K.

5. Debt

Convertible Notes Payable in Default, page F-14

2.   You disclose $600,000 principal was converted into 685,682 shares of common stock in March 2008. However, in the consolidated statement of shareholders' equity on page F-4, you disclose 822,819 shares of common stock were issued in debt conversion with total value of $219,066. Please revise your disclosure to reconcile the difference.

3.   We note you issued a convertible note in September 2007. This note is able to be converted into your common stock at an adjusted rate of $0.015 per share. In connection with this convertible note, you also issued warrants which are adjustable based on the current price of your common stock. As of September 28, 2008, the warrants allow the note holder to purchase of 892,833,178 shares of your common stock at an exercise price of $0.015 per share. In February 2008, you issued a second convertible note which can be converted into your common stock at a rate of $0.015 per share. In conjunction with this second convertible note, you also issued two types of warrants. One is to allow the note holder to purchase 369,166,667 shares of your common stock at an exercise price of $0.015 per share. The second warrant is to allow the note holder to purchase 2,500,000 shares of your common stock at $0.001 per share. We note you accounted for the value of the embedded conversion feature and warrants as equity instruments. To help us understand your accounting of the convertible notes and related conversion feature and warrants, please provide us with:

        • A detailed analysis of how you determined the fair values of the conversion feature of the notes and freestanding warrants at the issuance.

> Please also explain the significant estimates and assumptions that you used in determine the value of the conversion feature and warrants as we requested in the comment 2.
> - A detailed discussion of the accounting guidance you considered and how you concluded which guidance was applicable to these transactions. Your response should address how you analyzed the applicability of SFAS 150, SFAS 133, EITF 00-19 and other related guidance to the terms of these convertible notes and warrants. Specifically, tell us what consideration you gave to and how you applied the guidance at SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, to determine whether the conversion feature of the note and the freestanding warrants meet the definition of a derivative.
> - A discussion how you considered the fact that you do not have sufficient authorized shares reserved for future issuance upon the exercise of outstanding stock options, warrants, and conversion of the convertible note payable, as disclosed in note 8, in your determination. You may refer to EITF 00-19, paragraphs 11, 19, 20 and 24 for further guidance.

4. We note you have expensed the value of the conversion feature and the warrants related to the convertible notes to interest expense during the fiscal year ended September 28, 2008 because the note is in default. To further our understanding of your accounting, please identify the guidance you relied upon to conclude these amounts should be expensed and tell us what other literature you considered in your accounting for these amounts.

Item 9A. Controls and Procedures

5. Your management has not performed its assessment of disclosure controls and procedures and internal control over financial reporting as of September 28, 2008 pursuant to Rule 307 and 308T of Regulation S-K. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of both disclosure controls and procedures and internal control over financial reporting. We ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's evaluation on disclosure controls and procedures and management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

6. In addition, please ensure your amended disclosure identifies the framework you used to evaluate the effectiveness of internal control and includes a statement as to the absence of a corresponding attestation report of your registered public accounting firm. Accordingly, please revise your disclosure and amend your filing to fully comply with the guidance of Rule 308T of Regulation S-K.

7. In performing your evaluation of disclosure controls and procedures, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report. In particular, the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief